# SEC Schedule 13G — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Lord Abbett Municipal Opportunities Fund, CIK 0002029852
CUSIP: 54401B206
Title of class of securities: Common Shares
Address of issuer's principal executive offices: 30 Hudson St., Jersey City, New Jersey (NJ), 07302
Date of event which requires filing of this statement: 12/31/2024
Filed pursuant to Rule 13d-1(d)
Filed by CIK 0000728100

## Reporting persons
- LORD, ABBETT & CO. LLC: type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); does not affirm membership in a group (box b); sole voting power 10,000; shared voting power 0; sole dispositive power 10,000; shared dispositive power 0; aggregate amount beneficially owned 10,000 (1.18% of the class)
  Comment: The reported percentage is calculated based on 849,146.01 Common Shares outstanding as of December 31, 2024, based on information provided by the Issuer.
- DOUGLAS B. SIEG: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 100,719.69; shared voting power 10,000; sole dispositive power 100,719.69; shared dispositive power 10,000; aggregate amount beneficially owned 110,719.69 (13.04% of the class)
  Comment: The reported percentage is calculated based on 849,146.01 Common Shares outstanding as of December 31, 2024, based on information provided by the Issuer.
- GREGORY M. SHUMAN: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 100,719.69; shared voting power 0; sole dispositive power 100,719.69; shared dispositive power 0; aggregate amount beneficially owned 100,719.69 (11.86% of the class)
  Comment: The reported percentage is calculated based on 849,146.01 Common Shares outstanding as of December 31, 2024, based on information provided by the Issuer.
- DANIEL S. SOLENDER: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 100,719.69; shared voting power 0; sole dispositive power 100,719.69; shared dispositive power 0; aggregate amount beneficially owned 100,719.69 (11.86% of the class)
  Comment: The reported percentage is calculated based on 849,146.01 Common Shares outstanding as of December 31, 2024, based on information provided by the Issuer.
- CHRISTOPHER T. ENGLISH: type of reporting person: individual (IN); citizenship or place of organization: United States (X1); does not affirm membership in a group (box b); sole voting power 10,532.77; shared voting power 0; sole dispositive power 10,532.77; shared dispositive power 0; aggregate amount beneficially owned 10,532.77 (1.24% of the class)
  Comment: The reported percentage is calculated based on 849,146.01 Common Shares outstanding as of December 31, 2024, based on information provided by the Issuer.

## Item 1. Issuer
Name of issuer: Lord Abbett Municipal Opportunities Fund
Address of issuer's principal executive offices: 30 Hudson St., Jersey City, NJ 07302

## Item 2. Person Filing
Name of person filing:
This statement is filed by the entities and persons listed below, all of whom together are referred to herein as the "Reporting Persons:"
(i) Lord, Abbett & Co. LLC;
(ii) Douglas B. Sieg;
(ii) Gregory M. Shuman;
(iv) Daniel S. Solender;
(v) Christopher T. English.
Address of principal business office or, if none, residence: 30 Hudson St, Jersey City, NJ 07302
Citizenship: See responses to Item 4 on each cover page

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Not applicable.

## Item 4. Ownership
Amount beneficially owned:
Securities are reported on this Schedule 13G as being beneficially owned by Lord, Abbett & Co. LLC (the "Firm"), Douglas B. Sieg as the Firm's managing partner, and certain portfolio managers of the Fund, each of which had committed to provide seed capital to the Fund and therefore may be deemed to be acting together and constitute a group. However, such Reporting Persons disclaim membership in such group and the filing of this Schedule 13G shall not be deemed an admission of beneficial ownership of the reported securities or existence of such group for purposes of Section 13(d) or 13(g) or for any other purpose.

See responses to Item 9 on each cover page
Percent of class: See responses to Item 11 on each cover page
Sole power to vote or to direct the vote: See responses to Item 5 on each cover page
Shared power to vote or to direct the vote: See responses to Item 6 on each cover page
Sole power to dispose or to direct the disposition: See responses to Item 7 on each cover page
Shared power to dispose or to direct the disposition: See responses to Item 8 on each cover page

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Not applicable.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Not applicable.

## Signatures
- LORD, ABBETT & CO. LLC: /s/ Mary Ann Picciotto, Mary Ann Picciotto, Chief Compliance Officer (03/10/2025)
- DOUGLAS B. SIEG: /s/ Douglas B. Sieg, Douglas B. Sieg (03/10/2025)
- GREGORY M. SHUMAN: /s/ Gregory M. Shuman, Gregory M. Shuman (03/10/2025)
- DANIEL S. SOLENDER: /s/ Daniel S. Solender, Daniel S. Solender (03/10/2025)
- CHRISTOPHER T. ENGLISH: /s/ Christopher T. English, Christopher T. English (03/10/2025)